650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 25, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Kate Beukenkamp
Dean Suehiro
Claire DeLabar

Re:	Twitter, Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted September 9, 2013
CIK No. 0001418091

Ladies and Gentlemen:

On behalf of our client, Twitter, Inc. (“Twitter” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 20, 2013, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 submitted to the Commission on September 9, 2013 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the revised draft of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on September 9, 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on September 9, 2013), all page references herein correspond to the page of the revised draft of the Registration Statement.

AUSTIN     BEIJING     BRUSSELS     GEORGETOWN, DE     HONG KONG     LOS ANGELES     NEW YORK

PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC

Securities and Exchange Commission

September 25, 2013

General

1.	We note that you use the phrase “user engagement” in different contexts throughout your prospectus. You sometimes refer to user engagement “as measured by timeline views,” (see pages 3 and 64) while elsewhere you measure user engagement by a user’s interaction with a Promoted Product (page 14). Since it is possible that timeline views may continue to increase but ad interaction may not, you should consider using different phrasing, such as “ad engagement” and “user engagement,” to eliminate any potential confusion that timeline views directly result in revenue.

The Company respectfully advises the Staff that it has revised the disclosure throughout the Registration Statement to distinguish between ad engagements and user engagements.

Risk Factors, page 15

Our intellectual property rights are valuable, and any inability to protect them could..., page 31

2.	We note your response to prior comment 6. Further expand your risk factor to clarify that the IPA may prevent you from asserting your rights to a patent in the event that an inventor of a patent leaves your company for a startup (or a company that has not engaged in challenging patents in the past) and uses the technology to compete directly with you. Also, please tell us how you have evaluated ASC 275-10-50-16 and 18. It appears that, if an inventor left for a competing company and exploited the patent, it would result in the effective loss of patent protection.

The Company respectfully advises the Staff that it has revised the disclosure on page 34 to address the Staff’s comment. In addition, the Company supplementally advises the Staff that it has evaluated ASC 275-10-50-16 and 18 and it does not believe that the Innovator’s Patent Agreement (the “IPA”) creates additional incremental risk to be disclosed beyond the normal risk that resides in any competitive environment subject to rapid technological obsolescence, and that the IPA does not create or exacerbate vulnerability to a risk of loss as a result of any concentration. The Company respectfully advises the Staff that, in the event any inventor of a patent were to leave the Company for a competing company, the Company would be able to continue to use the patented technologies and should be able to limit the other company’s use of trade secrets and confidential information of the Company. Under the IPA, the Company should also be able to use its patents to defend against offensive patent threats from the other company.

3.	Expand your disclosure under “Intellectual Property” to explain the reasons for entering into the IPA, and what the company intends to accomplish through its enforcement. Clarify whether you intend all future company patents to be covered by the IPA.

The Company respectfully advises the Staff that it has revised the disclosure on pages 112 and 113 to address the Staff’s comment.

Securities and Exchange Commission

September 25, 2013

Management’s Discussion and Analysis..., page 58

Factors Affecting Our Future Performance, page 62

4.	We note your response to comment 11. Please revise your disclosure under this heading to include the discussion provided in your response regarding geographic user location information.

The Company respectfully advises the Staff that it has revised the disclosure on pages 18 and 109 to address the Staff’s comment. The Company believes that addressing user location with respect to ad targeting is more clear when discussed in the context of the Company’s products and services for advertisers and has primarily addressed the Staff’s comment in that section of the Registration Statement.

Monetization, page 63

5.	We note that on page 64, for example, your disclosure changed the reference from “desktop applications” to “online applications,” where both of these terms contrast use through mobile applications. Please revise your disclosure to refer to desktop applications as this provides a clear context about what form of device you are referencing.

The Company respectfully advises the Staff that it has revised the disclosure on page 65 and throughout the Registration Statement to address the Staff’s comment.

6.	We note your response to comment 10. Please further clarify whether you have generated higher revenue per timeline view online than on your mobile applications because you have had less ad engagement or lower ad prices on mobile versus online.

The Company respectfully advises the Staff that it has revised the disclosure on page 65 to address the Staff’s comment.

Results of Operations, page 70

Revenue

7.	We note your response to prior comments 1 and 16 and your disclosure on page 71 addressing the percentage change in your ad engagement per timeline view. Because most of your revenue is directly generated by ad engagement alone, you should address price and volume by disclosing the percentage changes in 1) price per ad engagement; and 2) ad engagement independent of timeline views. In addition, you should include these percentages for each of the last six quarters as part of, or in close proximity to, your monetization tables. As an alternative to providing these percentages, you can provide the disclosures described in prior comment 1.

The Company respectfully advises the Staff that it has revised the disclosure on pages 64, 65, 72 and 73 to address the Staff’s comment.

*****

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Securities and Exchange Commission

September 25, 2013

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri Rezwan D. Pavri

cc:	Richard Costolo, Twitter, Inc.
Mike Gupta, Twitter, Inc.
Vijaya Gadde, Twitter, Inc.
Sean Edgett, Twitter, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP